4400 POST OAK PARKWAY, SUITE 1900 • HOUSTON, TX 77027

PHONE: (713) 595-9400 • FAX: (713) 595-9497

September 20, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Midstates Petroleum Company, Inc.

Registration Statements on Form S-4

Filed August 30, 2013

File No. 333-190914 and 333-190915

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 21, 2013

File No. 001-35512

Ladies and Gentlemen:

Set forth below are the responses of Midstates Petroleum Company, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2013, with respect to the Company’s Registration Statements on Form S-4, File Nos. 333-190914 and 333-190915, filed with the Commission on August 30, 2013 (collectively, the “Registration Statements”), and the Company’s Form 10-K for the fiscal year ended December 31, 2012, File No. 001-35512, filed with the Commission on March 21, 2013 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statements on Form S-4

General

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statements until you have cleared all comments, including comments on your periodic reports, below.

RESPONSE:

We respectfully acknowledge the Staff’s comment and understand that the effective date of our Registration Statements will not be accelerated until we have cleared all comments with the Commission, including the comments relating to our Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2012

Selected Financial Data, page 47

Non-GAAP Financial Measures and Reconciliations, page 48

2.                                      We note you present a non-GAAP measure in your filing, Adjusted EBITDA, which includes an adjustment for the unrealized gain/loss on your commodity derivative contracts not designated as hedging instruments. Please tell us why the non-GAAP measure presented adjusts for the unrealized gain/loss, but does not adjust for the realized gain/loss on these commodity derivative contracts. Also, if it is your intent for this non-GAAP measure to reflect the cash flows associated with your commodity derivative contracts settled during the period, please revise your reconciliation to include two separate line items: one for the total gain/loss recognized, and another for the net cash received/paid for the commodity derivative contracts not designated as hedging instruments, which were settled during the period.

RESPONSE:

We respectfully acknowledge the Staff’s comment.  Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management as a measure of our ability to meet debt service requirements, among other things. When used in this manner, the current calculation of Adjusted EBITDA allows us to analyze the cash flow that we have available to satisfy debt obligations with the actual principal and interest payments we are required to make under our debt instruments.  As such, we make adjustments to exclude non-cash items that do not represent actual cash outflows.  Such non-cash items include, among other items, changes in unrealized gains and losses on commodity derivative contracts, depletion, depreciation and amortization, any impairment in the carrying value of oil and gas properties and stock-based compensation expense. We do not, however, make any adjustments with respect to realized gains and losses on commodity in the Adjusted EBITDA calculation as these represent cash settlements recognized during the reporting period, and, accordingly are actual cash outflows that could not otherwise be used to satisfy debt payments.

In future filings, we will expand our reconciliation to include two separate line items, including one for the total gain or loss recognized on commodity derivative contracts and another for the net cash paid or received for the commodity derivative settlements during the period. Specifically, we propose in future filings to make the changes indicated in the reconciliation presented below, with removed language indicated by a strikethrough and added language indicated by an underline.  Additionally, we would like to note that the same information in the revised presentation shown below can be derived from the disclosure presented on page F-18 in footnote 4 to the Company’s consolidated financial statements.

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
Adjusted EBITDA reconciliation to net income (loss):
Net income (loss):	$(150,097)	$16,657	$(15,635)	$(11,752)	$(6,422)
Depreciation, depletion and amortization	125,561	91,699	41,827	12,363	6,112
Impairment in carrying value of oil and gas properties	—	—	—	4,297	26,776
~~Change in unrealized (gain) loss on commodity derivative contracts~~	~~(4,667 )~~	~~(11,889 )~~	~~25,398~~	~~7,283~~	~~(8,972 )~~
(Gain)/loss on commodity derivative contracts - net	11,158	4,844	26,268	5,987	(6,385)
Net cash received (paid) for the commodity derivative contracts not designated as hedging instruments (a)	(15,825)	(16,733)	(870)	1,296	(2,587)
Income taxes	157,886	—	—	—	—
Interest income	(245)	(23)	(9)	(6)	(19)
Interest expense, net of amounts capitalized	12,999	2,094	—	—	854
Asset retirement obligation accretion	723	334	175	120	116
Share-based compensation	2,459	53,744	1,518	234	—

Adjusted EBITDA	$144,619	$152,616	$53,274	$12,539	$18,445

(a)         Includes premiums deferred and paid at the time of commodity derivative contract settlement of $3.3 million for the year ended December 31, 2012.

Financial Statements, page F-1

Note 4 — Risk Management and Derivative Instruments, page F-15

Gains/Losses on Commodity Derivative Contracts, page F-17

3.                                      We note you did not designate commodity derivative contracts as cash flow hedges for accounting purposes. Further, your disclosure here, as well as in your Statements of Operations, shows pre-tax gains/losses are recognized in revenues for commodity derivative contracts not designated as hedging instruments. Please expand your disclosure to explain the manner in which realized and unrealized gains/losses are calculated consistent with FASB ASC 815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP.) Additionally, your response should indicate whether the gain/loss recognized includes any amounts representing a recovery of cost.

RESPONSE:

We respectfully acknowledge the Staff’s comment. In future filings, we will expand our disclosure to explain the manner in which realized and unrealized gains and losses are calculated. Additionally, we will indicate whether the gain or loss recognized includes any amounts representing a recovery of cost. Specifically, we propose in future filings to make the changes indicated below, with removed language indicated by a strikethrough and added language indicated by an underline. We would also like to note for the Staff that, at December 31 2012 and continuing through today, the Company’s commodity derivative contracts consist entirely of costless collars and swap arrangements where no premium has been or will be paid or received.

Gains/Losses on Commodity Derivative Contracts

The Company does not designate its commodity derivative contracts as hedging instruments for financial reporting purposes. Accordingly, ~~all gains and losses, including unrealized gains and losses from changes in the derivative instruments’ fair values, have been recorded in~~ commodity derivative contracts are marked-to-market each quarter with the change in fair value during the periodic reporting period recognized currently as a gain or loss in “Losses on commodity derivative contracts — net” within revenues in the consolidated statements of operations.   Realized gains and losses represent the actual settlements under commodity derivative contracts that require making a payment to or receiving a payment from the counterparty, as well as any deferred premiums payable to the counterparty upon contract settlement.  During 2012, the Company paid deferred premiums of $3.3 million related to put options covering a total of 549,000 barrels of crude oil.

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The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

MIDSTATES PETROLEUM COMPANY, INC.

By:	/s/ Thomas L. Mitchell
Name:	Thomas L. Mitchell
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:                                Nelson Haight (Company)

Matthew Pacey (Vinson & Elkins LLP)